Exhibit 99.1



CONFERENCE CALL

Reproxalap for the Potential Treatment of Dry Eye Disease: Regulatory Update

September 29, 2026

Nasdaq: ALDX

Disclaimers and Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Aldeyra’s possible or assumed future results of operations, expenses and financing needs, business strategies and plans, statements regarding Aldeyra's future expectations, plans and prospects, including, without limitation, statements regarding: the cost of planned or ongoing clinical trials; Aldeyra’ cash runway; the outcome, expected timing, and results of planned or ongoing clinical trials; the outcome and expected timing of discussions with the FDA, including the Formal Dispute Resolution Request; the potential for and timing of regulatory approval and commencement of commercialization of reproxalap; Aldeyra's expectations regarding the exercise of the AbbVie option; the potential profile and benefit of reproxalap in dry eye disease and allergic conjunctivitis and its other product candidates in the indications for which they are developed; the goals, opportunity and potential for reproxalap and its other product candidates, anticipated clinical or regulatory milestones for ADX-2191, ADX-248, or other product candidates, including expectations regarding the results of scheduled FDA meetings and discussions, clinical trial initiations and completions, and the timing and nature of NDA or other submissions to the FDA; Aldeyra's business, research, development and regulatory plans or expectations; political, economic, legal, social and health risks that may affect Aldeyra’s business or the global economy; the structure, timing and success of Aldeyra’s planned or pending clinical trials; and expected milestones, market sizing, pricing and reimbursement, competitive position, regulatory matters, industry environment and potential growth opportunities, among other things. The results of earlier preclinical or clinical trials may not be predictive of future results. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” "could," “can,” “would,” “expect,” “believe,” “anticipate,” “project,” “on track,” “scheduled,” “target,” “design,” “estimate,” “predict,” “contemplates,” “likely,” “potential,” “continue,” “ongoing,” “aim,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Aldeyra’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements reflect Aldeyra’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including the development of, and clinical and regulatory plans or expectations for Aldeyra’s investigational new drugs (including reproxalap, ADX-2191, ADX-248, and other product candidates), and systems-based approaches, later developments with the FDA that may be inconsistent with Aldeyra’s expectations and beliefs, including the risk that the results from earlier clinical trials, portions of clinical trials, or pooled clinical data may not accurately predict results of subsequent trials or the remainder of a clinical trial for the same or different indications, inconsistent expectations regarding FDA acceptance and review of the company’s filings and submitted data sets, and Aldeyra’s continuing or post-hoc review and quality control analysis of clinical data. Important factors that could cause actual results to differ materially from those reflected in Aldeyra's forward-looking statements are described in Aldeyra’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as Aldeyra’s subsequent filings with the Securities and Exchange Commission. All of Aldeyra's development plans and timelines may be subject to adjustment depending on funding, recruitment rate, regulatory review, which regulatory review timeline may be flexible and subject to change based on the regulator's workload and other potential review issues, preclinical and clinical results, regulatory developments in the United States and other countries, and other factors any of which could result in changes to Aldeyra’s development plans and programs or delay the initiation, enrolment, completion, or reporting of clinical trials.

In addition to the risks described above and in Aldeyra's other filings with the SEC, other unknown or unpredictable factors also could affect Aldeyra's results. No forward-looking statements can be guaranteed, and actual results may differ materially from such statements. The information in this presentation is provided only as of September 29, 2026, and Aldeyra undertakes no obligation to update any forward-looking statements contained in this presentation on account of new information, future events, or otherwise, except as required by law.

Aldeyra Intends to Submit a Formal Dispute Resolution Request Regarding Reproxalap for the Treatment of Dry Eye Disease

Following a New Drug Application (NDA) submission and two NDA resubmissions of reproxalap for the treatment of dry eye disease, Aldeyra has received three Complete Response Letters, the first two of which recommended an additional clinical trial to “demonstrate a positive effect on the treatment of ocular symptoms of dry eye” and the most recent of which did not request further clinical trials but stated that the “totality of evidence from the completed clinical trials does not support the effectiveness of the product.”

Over the course of the three NDA submissions, Aldeyra has provided data from nine adequate and well-controlled clinical trials, five of which achieved all multiplicity-controlled primary endpoints, consistent with or greater than the success rates of clinical trials conducted for approved dry eye disease products.

Aldeyra met with the Division of Ophthalmology and the Office of Specialty Medicine at an End of Review Type A meeting and again at a Type D meeting to present arguments supportive of the totality of evidence. Based on the outcome of the meetings, Aldeyra intends to submit a Formal Dispute Resolution Request (FDRR) to the Office of New Drugs (OND).

Based on established timelines for FDRR, Aldeyra expects to meet with OND in the fourth quarter of 2026. The timing of the OND FDRR decision will depend on a number of factors, including whether the deciding official requests additional information or determines there is a need to discuss the FDRR with internal or external experts or convene an advisory panel, and other factors, the occurrence and timing of which are uncertain.

Topical ocular reproxalap is an investigational drug candidate that has not been approved by the FDA; mild and transient instillation site irritation is the most commonly reported adverse event in clinical trials.

FDRR is an Established Process with Uncertain Timelines

The FDRR process is subject to PDUFA goals. FDRR guidance† states that a meeting requested as part of the FDRR should be treated as a Type A meeting and held within 30 days after submission of the FDRR. The decision on the FDRR should be made by the deciding official within 30 days after the meeting unless there is an interim response by the deciding official, such as a request for information or a decision by the deciding official that additional discussion is needed, in which case the decision should be made within 30 days after the requested information is provided or discussion occurs.

Following the FDRR decision, the NDA must be resubmitted with the additional information, if any, required by the decision.

We are aware of two FDRRs in 2026 for ophthalmological drug products: one FDRR resulted in an Appeal Granted decision, and one FDRR is awaiting an advisory panel.

†Dry Eye: Developing Drugs for Treatment Guidance for Industry, www.fda.gov/media/85613/download

Aldeyra Believes That the Totality of Evidence Indicates a Clear Pattern of Superiority of Reproxalap over the Vehicle Control

Trial	Design	Endpoint	Reproxalap Improvement vs. Vehicle (%)
012	Field	Symptoms	**204%**
012	Field	Staining	**21%**
013	Field	Symptoms	**62%**
019	Chamber	Redness	**0%**
023	Chamber	Schirmer Test	**417%**
023	Chamber	Schirmer Response	**113%**
024	Chamber	Redness	**63%**
024	Chamber	Symptoms	**11%**
024	Chamber	Schirmer Test	**37%**
027	Chamber	Redness	**34%**
027	Chamber	Schirmer Test	**93%**
030	Chamber	Symptoms	**66%**
031	Field	Symptoms	**34%**
032	Chamber	Symptoms	**102%**


Favors Reproxalap
Primary endpoints for all commercial dosing regimen efficacy trials submitted in the dry eye disease NDA
-1
-0.5
0
0.5
1
Standardized Mean Difference ± 95% CI

Topical ocular reproxalap is an investigational drug candidate that has not been approved by the FDA; mild and transient instillation site irritation is the most commonly reported adverse event in clinical trials. Vehicle is the drug product without reproxalap. Trials 012, 013, and 031 were field trials; other trials were single-day exposures (Day 1, Schirmer Test) followed by a dry eye chamber (Day 2, redness and symptoms). Trial 012 reflects the proposed commercial dosing regimen. For the plot, continuous outcomes from the prespecified MMRM differences are standardized by the pooled standard deviation across treatment groups. Schirmer response is analyzed as difference in response rates, standardized using a Bernoulli standard deviation. Treatment comparisons are reproxalap minus vehicle, except Schirmer score, which is vehicle minus reproxalap. The table represents unadjusted mean treatment comparisons as a percentage of vehicle mean. Trials=ADX-102-DED-xxx where xxx is the trial number, Symptoms=patient-reported dryness or discomfort, Staining=nasal fluorescein staining, Redness=investigator-assessed ocular redness, Schirmer=tear production score, Schirmer response=≥10 mm response, CI=confidence interval, MMRM=mixed models for repeated measures, NDA=New Drug Application for reproxalap for the treatment of the signs and symptoms dry eye disease

The Majority of Reproxalap Dry Eye Trials Submitted to the Dry Eye Disease NDA Achieved Primary Endpoints Supporting Efficacy

TRIAL	PRIMARY ENDPOINT(S)	P<0.05	FDA POSITION	ALDEYRA POSITION
012	Symptoms Staining	✓	Co-primary not met	Supportive for symptoms
013	Symptoms	✓	Endpoint met	**Endpoint met**
019	Redness		Endpoint not met	Supportive for Schirmer Test (secondary P<0.0001), Schirmer Response (post-hoc P<0.0001)
023	Schirmer Test Schirmer Response	✓ ✓	Methodological issues	**Endpoints met, methodological sensitivity testing supportive of outcome**
024	Redness Symptoms Schirmer Test	✓	Redness endpoint met	Redness endpoint met; Symptoms and Schirmer Test numerically supportive
027	Redness Schirmer Test	✓ ✓	Redness met, Schirmer Test methodological issues	**Both endpoints met, methodological sensitivity testing supportive of outcome for Schirmer Test**
030	Symptoms	✓	Methodological issues	**Endpoint met, methodological sensitivity testing supportive of outcome**
031	Symptoms		Not statistically significant	Results numerically favored reproxalap
032	Symptoms	✓	Endpoint met	**Endpoint met**

Five of the nine efficacy trials submitted in the NDA achieved all primary endpoints, and the P values for 9 of 14 endpoints were less than 0.05.

Topical ocular reproxalap is an investigational drug candidate that has not been approved by the FDA; mild and transient instillation site irritation is the most commonly reported adverse event in clinical trials. The table presents the primary endpoints from all proposed commercial dosing regimen efficacy trials of reproxalap that were submitted to the dry eye disease NDA. FDA position is Aldeyra's abbreviated interpretation of FDA review. Trials=ADX-102-DED-xxx where xxx is the trial number, Symptoms=patient-reported dryness (Trials 012 and 013) or discomfort (Trials 030, 031,and 032), Staining=nasal region fluorescein staining, Redness=investigator-assessed ocular redness, Schirmer Test=tear production score, Schirmer Response=≥10 mm response, FDA=US Food and Drug Administration, NDA=New Drug Application for reproxalap for the treatment of the signs and symptoms dry eye disease

aldeyra

Half of Trials Supporting Dry Eye Drug Approvals Fail to Meet All Primary Endpoints

Across pivotal trials for approved dry eye drugs, 11 of 22 (50%) met all prespecified endpoints.



18%

Failed All Primaries

4 of 22 trials

32%

Failed Co-primary

7 of 22 trials

50%

All Primaries Met

11 of 22 trials

For the 8 approved dry eye disease drugs …
5 have only Schirmer test efficacy data in the drug label,
3 are cyclosporine,
6 are not novel compounds, and
2 present only post-hoc data in the drug label.

Approved Dry Eye Programs Evaluated

MIEBO® | TRYPTYR® | TYRVAYA® | EYSUVIS® | XIIDRA® | VEVYE® | CEQUA® | RESTASIS®

"All primaries met" = every primary endpoint met; "Partial / Failed Co-Primary" = some but not all met; "Failed All Primaries" = none met; dose-ranging and safety-only trials excluded.

Reproxalap Represents a Novel Potential Therapeutic Approach in Dry Eye Disease with Rapid Activity in Clinical Trials

Potential advantages for patients and healthcare providers could effect a paradigm shift relative to standard of care.

Rapid and sustained symptom improvement

Broad symptomatic activity

Acute tear production and reduction of ocular redness

Dry eye disease afflicts 39 million or more adults in the United States.[†]

[†]Company estimates and Am J Ophthalmol. 2014;157(4):799-806. Topical ocular reproxalap is an investigational drug candidate that has not been approved by the FDA; mild and transient instillation site irritation is the most commonly reported adverse event in clinical trials.

Aldeyra is Well Positioned to Execute on the FDRR Process and Continue Pipeline Advancement

With $45.1M in cash and cash equivalents as of 6/30/2026, Aldeyra is well positioned to execute on the FDRR process for reproxalap and advance ADX-2191 for primary vitreoretinal lymphoma (PVRL), with operational cash runway into 2029.†

- FDRR submission and meeting with OND expected in Q4 2026.
- Phase 3 clinical trial initiation expected in 2027.‡

Regulatory review timelines are flexible and subject to change based on the regulator's workload and other potential review issues. †Company guidance as of September 29, 2026, which has not been updated or confirmed since such date and does not include any potential licensing or product revenue associated with reproxalap. CNS=central nervous system, NDA=New Drug Application. ‡The timing of clinical trials depends, in part, on the availability of clinical research facilities and staffing, the ability to recruit patients, and the number of patients in the trial. FDRR = Formal Dispute Resolution Request, OND = Office of New Drugs , PVRL= Primary Vitreoretinal Lymphoma

Aldeyra Is a Well-Capitalized Biotechnology Company with a Broad Immunology Pipeline


PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
NDA REVIEW
RASP Platform for Immune-Mediated Diseases
Reproxalap
Topical ocular administration
Dry Eye Disease
Allergic Conjunctivitis
abbvie
Option Agreement
ADX-248
Oral administration
Atopic Dermatitis
Obesity/Hypertriglyceridemia
CNS/Neuroinflammatory Disease
ADX-246
Intravitreal injection
Dry Age-Related Macular Degeneration/ Geographic Atrophy
Vitreous Methotrexate Platform for Rare Retinal Inflammatory Diseases
ADX-2191
Intravitreal injection
Primary Vitreoretinal Lymphoma
(U.S. and E.U. Orphan Drug Designation)

As of 6/30/2026, cash and cash equivalents were $45.1M, which Aldeyra believes will be sufficient to fund the Company into 2029.†

†Company guidance as of September 29, 2026, which has not been updated or confirmed since such date and does not include any potential licensing or product revenue associated with reproxalap. CNS=central nervous system, NDA=New Drug Application.

Clinical and Regulatory Milestones

Reprroxalap

Dry Eye Disease (Reproxalap)

FDRR meeting with the FDA OND expected the fourth quarter of 2026†

ADX-2191

Primary Vitreoretinal Lymphoma (ADX-2191)

Phase 3 clinical trial initiation expected in 2027‡

ADX-248

Atopic Dermatitis (ADX-248)

Timeline guidance to be provided when available

Obesity/Hypertryglyceridemia (ADX-248)

Timeline guidance to be provided when available

ADX-246

Dry Age-Related Macular Degeneration/Geographic Atrophy (ADX-246)

Timeline guidance to be provided when available

†Regulatory review and discussion timelines are flexible and subject to change based on the regulator's workload, governmental shutdown, and other potential review issues. ‡The timing of clinical trials depends, in part, on the availability of clinical research facilities and staffing, the ability to recruit patients, and the number of patients in the trial. FDRR = Formal Dispute Resolution Request, OND = Office of New Drugs